07021847

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 13, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2007 MAR 15 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 13, 2007	Media Release titled "RIL makes two more discoveries in East Coast Blocks KG D6 and NEC-25"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

dlw 3/15

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 13, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company on March 12, 2007 titled "RIL makes two more discoveries in East Coast Blocks KG D6 and NEC-25" is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Media Release

Reliance

RIL makes two more discoveries in East Coast Blocks KG D6 and NEC-25

Mumbai, March 12, 2007: Reliance Industries Limited (RIL) has made two new discoveries in the east coast blocks. These are in the well KG-D6-P2 in block KG DWN 98/3 (KG D6), and in the well NEC 25 A5 in block NEC OSN 97/2 (NEC 25).

RIL has successfully completed drilling of well KG-D6-P2, which was the forty-sixth exploratory well and the twenty-second exploratory well drilled in block KG DWN 98/3(KG D6). This well lies in the extension 3D seismic area approximately 6 kilometers west of the earlier P1 natural gas discovery (Dhirubhai 23). The well encountered two gas-bearing zones. Both these zones are channel fan complexes. The data obtained from logging & Modular Dynamic Testing (MDT) corroborates the presence of hydrocarbons. This well has been notified to the DGH and concerned authorities as a new discovery, namely Dhirubhai 31, which is the seventeenth discovery in this block.

In addition to the above discovery RIL is pleased to announce yet another discovery in the well NEC 25-A5 which was the forty-seventh exploratory well, and seventh in the block NEC OSN 97/2 (NEC 25). The well lies in the Mahanadi Basin approximately 12 kilometers northwest of the earlier natural gas discovery NEC25-A1 (Dhirubhai 9). Based on the evidence of data obtained from logging & Modular Dynamic Testing (MDT), the presence of hydrocarbons is confirmed. This well has been notified to the DGH and concerned authorities as a new discovery, namely Dhirubhai 32, which is the seventh discovery in this block.

The commerciality of the above discoveries is currently under evaluation. These recent discoveries demonstrate the further upside potential of the blocks in the Krishna Godavari and Mahanadi Basins.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

END